



Healthcare Brought to You

Problems

- Medical services are inefficient and inaccessible.
- A lack of insurance coverage.
- Underperforming primary care.
- Most telehealth companies provide online services only.

We are addressing these problems through developing new service channels and integrating the latest technologies into the existing infrastructure.

Problems

Continued

- The cost of care is now largely paid by the patients
- Many patients become uninsured and underinsured due to the growing "out-of-pocket" expenses
- No effective healthcare marketplace for chronic disease management and urgent care
- The nursing and physician shortage

Our Solution

Urgent EMS is a telemedicine network designed to facilitate a healthcare marketplace.
We provide convenient access to physical and online medical services.

Main benefits:

- Nearly instantaneous access to the healthcare providers
- Certified and highly-trained and experienced personnel
- Convenient access from stationary and mobile devices
- Available at any time 24/7/365
- Additional revenue streams for the healthcare providers
- Continuous monitoring and support for chronic disease management
- Cost savings for all the parties involved



Our Solution

Continued

UrgentEMS is created for:

- Developing a telemedicine platform for urgent care;

- Leveraging emerging technology and existing EMS Infrastructure;

- Providing appropriate emergency transport solutions;

- Developing AI-powered pre-hospital care;

- Creating new revenue streams for EMS, clinics, ERs, and other healthcare providers;

- Improving accessibility and affordability of medical services.

Market

UrgentEMS is leveraging telemedicine to bring emergency, primary, and specialty care.
Our primary focus is on uninsured and underinsured population.

46% of U.S. adults or 84.2 million people remain **uninsured** or **underinsured**.

- 41% of adults say they have problems paying medical bills/debts

- 43% of adults say they have decided not to pursue needed medical care because the cost is too high.

Market

Continued

Percentage of Employees Enrolled in Healthcare Insurance



Annual Growth of Employee Contributions



Market

Continued

U.S. Telemedicine Market size – 19.5 billion USD in 2018 (each American spent around $60)

Expected Growth – 18.5% CAGR from 2019 to 2025

Competition

General



Doctor on demand
Over $124MM Raised



Teladoc Health
Over $400MM Raised



MYidealDOCTOR
Over $5.6MM Raised



CirrusMD
Over $26MM Raised



American Well
Over $517MM Raised



GoodRx
Acquired Hey Doctor

Competition

Emergency Care Niche



UPMC Teletrauma

Real-time video evaluation



BlueSky Telehealth

Augmented care



Chiron

Web platform for remote video visits



HSHS St. Clare Memorial Hospital

Videoconferencing, remote monitoring



EMS Telehealth

web-based telehealth system



swyMed

Software and hardware solutions

Executive Team



Matthew Lottinger
Founder, President
Board Member



Board Members



Devin Martin
Security Pro



Susie Folse, M.D.
Physical Medicine
and Rehabilitation



Carl Robinson, M.D.
Retired
Pediatrician



Mike Schroeder RN, CASC, CAIP
Out Patient Surgery Services

Business Model

UrgentEMS is employing the marketplace business model.

The income is a mix of service fees, monthly subscriptions, and a share of providers' income.

The expenses are administrative, infrastructure, staff, and profit-sharing with Pafford EMS.

Business Model

Continued

Income:

- Monthly membership fees from the patients
- Service fees (triage, consultations, patient monitoring, and other)
- 10% from the providers' revenue
- EMS dispatches
- Product sales commission

Expenses:

- 30% of the membership fees are shared with affiliated EMS Agencies
- Call-center staff commissions
- Administrative expenses
- Executive team compensation
- Technology infrastructure fees
- Marketing

Marketing

UrgentEMS has already identified strategic partnerships with key providers.

The initial marketing will be done through the partners' channels and targeted to their audience.

The additional marketing campaigns will be executed through social media and online advertising channels.

At the following stages of growth, UrgentEMS will market directly to employers, community organizations, and clinics.

With the growth of the providers network, we hope UrgentEMS will extend its reach exponentially.